UNITED STATES SECURITIES AND

EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

SOUTHERN STAR ENERGY INC.

(Formerly known as Surge Enterprises, Inc.)

(Exact name of registrant as specified in its corporate charter)

000-30299

(Commission File Number)

Nevada

(State or other jurisdiction of incorporation)

20-2514234

(IRS Employer Identification No.)

307-1178 Hamilton Street, Vancouver, British Columbia, Canada V6B 2S2

(Address of principal executive offices)

(604) 307-4274

(Issuer's telephone number, including area code)

SOUTHERN STAR ENERGY INC.

(Formerly known as Surge Enterprises, Inc.)

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE SECURITIES

EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

GENERAL

As used in this Information Statement, the terms "we", "us" and "our" refer to Southern Star Energy Inc., formerly known as Surge Enterprises, Inc., a Nevada corporation.

This Information Statement is being delivered on or about November 21, 2006 to the holders of record of our shares of common stock as of November 7, 2006. On November 6, 2006, we entered into a restructuring agreement with Southern Star Operating, Inc. ("Subco"), a Louisiana corporation and wholly-owned subsidiary of our company, Troy Mutter, Frank Hollmann, Eric Boehnke and Big Sky Management, Ltd., a British Columbia company that is beneficially owned by Eric Boehnke. Mr. Mutter, Mr. Hollmann and Mr. Boehnke are currently officers and/or directors of our company. A copy of the restructuring agreement is set out in Schedule A attached hereto.

The terms and conditions of the restructuring agreement are summarized below under the heading "The Restructuring Agreement."

Our current board of directors consists of Eric Boehnke, Troy Mutter and Frank Hollmann. Mr. Boehnke was appointed to our board of directors on October 30, 2006 in anticipation of entering into the restructuring agreement and in contemplation of our change of business from a company engaged in the software sales and website development business to a company engaged in the oil and gas business. The restructuring agreement contemplates that our company will divest itself of all of the shares of Surge Marketing Corp., a British Columbia company and wholly-owned subsidiary of our company, in consideration for the transactions as set out below under the heading "The Restructuring Agreement." Following the closing of the restructuring agreement, we anticipate that Mr. Mutter and Mr. Hollmann will tender their resignation, leaving Mr. Boehnke as the sole director and officer of our company. The appointment of Mr. Boehnke and the resignations of Mr. Mutter and Mr. Hollmann will constitute a change in the majority of our directors. The resignation of Mr. Mutter and Mr. Hollmann, however, will not take effect until at least ten days after this Information Statement is mailed or delivered to all of our shareholders of record in compliance with Section 14(f) of the Securities Act of 1934, as amended, and Rule 14(f)-1 thereunder.

THIS INFORMATION STATEMENT IS PROVIDED TO YOU FOR INFORMATION PURPOSES ONLY. WE ARE NOT SOLICITING PROXIES IN CONNECTION WITH THE ITEMS DESCRIBED IN THIS INFORMATION STATEMENT. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

THE RESTRUCTURING AGREEMENT

To date, our company has not been as successful as hoped in implementing our business plan. As management of our company investigated opportunities and challenges in the business of software sales and website development, management realized that the business did not present the best opportunity for our company to realize value for our shareholders. Our company has identified the oil and gas business as a viable business opportunity. As a result, our company entered into the restructuring agreement on November 6, 2006 in order to divest the shares of Surge Marketing and to enter into the oil and gas business through the acquisition, by Subco, of a 40% working interest to certain oil and gas leases covering minerals underlying lands in Bossier Parish and Caddo Parish, Louisiana, commonly referred to as the D Duck Prospect.

On November 6, 2006, we entered into a restructuring agreement with Subco, Big Sky Management, Troy Mutter, Frank Hollmann and Eric Boehnke.

Troy Mutter is currently a director and officer of our company and the beneficial owner of 30,375,000, or approximately 53.6%, of our shares of common stock following the 7.5 for 1 forward stock split that was effective on November 13, 2006. Additionally, Frank Hollmann is currently a director of our company and the beneficial owner of 11,250,000, or approximately 19.9%, of our shares of common stock. Eric Boehnke does not beneficially hold any shares of our common stock. Pursuant to the terms of the restructuring agreement, the parties agreed to the following transactions:

1.

Big Sky Management agreed to assign all right, title and interest of a 40% working interest to certain oil and gas leases to Subco, which leases cover minerals underlying lands in Bossier Parish and Caddo Parish, Louisiana, commonly known as the D Duck Prospect as is more explicitly set out in a prospect acquisition agreement dated October 10, 2006, between Dynamic Resources Corporation and Big Sky Management, a copy of which is attached as Schedule A to the restructuring agreement;

2.

Mr. Mutter and Mr. Hollmann agreed to purchase all of the shares of Surge Marketing from our company in consideration for the transfer, by Mr. Mutter, of 4,378,380 shares of our common stock to Mr. Boehnke and the cancellation of the remaining 25,996,620 shares of our common stock currently held by Mr. Muter and the transfer, by Mr. Hollmann, of 1,621,620 shares of our common stock to Mr. Boehnke and the cancellation of the remaining 9,628,380 shares of our common stock held by Mr. Hollmann;

3.	Mr. Boehnke agreed to acquire the shares of our common stock from Mr. Mutter and Mr. Hollmann in consideration for the assignment of the prospect from Big Sky Management to Subco; and
4.	Our company agreed to sell, assign and transfer the Surge Marketing shares to Mr. Mutter and Mr. Hollmann in consideration for the assignment of the prospect from Big Sky Management to Subco.

Our board of directors approved the restructuring agreement and the sale of the Surge Marketing shares contemplated therein pursuant to a directors' consent resolution dated November 6, 2006. As all of our directors had a financial interest in the transactions contemplated in the restructuring agreement, our shareholders holding a majority of our shares of common stock were required to ratify and approve the restructuring agreement and the transactions contemplated therein in accordance with Section 78.140 of the Nevada Revised Statutes. Accordingly, we received the written consent from shareholders of our company holding a majority of our common stock on November 6, 2006.

Conditions Precedent to the Closing of the Restructuring Agreement

The closing of the restructuring agreement is subject to the satisfaction of conditions precedent to closing as set forth in the restructuring agreement including the following:

1.	the restructuring agreement shall have been approved by the board of directors of our company, Subco and Big Sky Management;
2.

the sale of the Surge Marketing shares from our company to Mr. Mutter and Mr. Hollmann shall have been approved by the shareholders of our company in accordance with the laws of the State of Nevada and the rules and regulations of the Securities and Exchange Commission;

3.

each party to the restructuring agreement shall have performed each covenant and obligation to be performed by it, except that the parties acknowledged that the covenant to prepare, file and deliver an Information Statement in accordance with Rule 14c-2 of the Securities Exchange Act of 1934 and the corresponding transfer of the Surge Marketing shares shall not be considered a condition precedent to closing as such sale will be effected after the closing date in accordance with Rule 14c-2; and

4.	the representations and warranties of each party set out in the restructuring agreement shall be true and correct on and as of the date of the agreement.

Due to conditions precedent to closing, as set out above, and the risk that these conditions precedent will not be satisfied, there is no assurance that we will complete the restructuring agreement or change the majority of our directors following the closing of the restructuring agreement.

Closing of the Restructuring Agreement

The closing date of the restructuring agreement is anticipated to be November 22, 2006, subject to the satisfaction of the conditions precedent to closing by that date. The resignations of Mr. Mutter and Mr. Hollmann are anticipated to occur on December 1, 2006, which date is ten days following delivery of this Information Statement to our shareholders of record as of November 7, 2006.

Upon closing of the restructuring agreement, we anticipate that our company will be reorganized as follows:

1.	our company will have 21,037,500 common shares issued and outstanding;
2.	Subco will be our sole wholly-owned subsidiary, which company will hold all assets related to the prospect and our new business;
3.	Troy Mutter and Frank Hollmann will cease to hold any shares of our common stock and Eric Boehnke will hold 6,000,000, or 28.5%, of our shares of common stock; and
4.	our board of directors will be comprised of Eric Boehnke.

VOTING SECURITIES AND PRINCIPAL SHAREHOLDERS

Voting Securities of our Company

Our board of directors fixed the close of business on November 7, 2006 as the record date for determining the holders of our common stock who are entitled to receive this Information Statement. As of November 7, 2006, there were 7,555,000 shares of our common stock issued and outstanding. On November 13, 2006, however, we effected a 7.5 for 1 forward split which increased our issued and outstanding shares of common stock from 7,555,000 to 56,662,500. Each common share entitles the holder thereof to one vote on each matter that may come before a meeting of our shareholders.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information concerning the number of our common shares owned beneficially as of November 13, 2006, following the effective date of our 7.5 for 1 stock split, by: (i) each person (including any group) known to us to own more than five percent (5%) of any class of our voting securities, (ii) each of our directors and named executive officers, and (iii) officers and directors as a group. Unless otherwise indicated, our shareholders listed possess sole voting and investment power with respect to the common shares shown.

Current Beneficial Owners
Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner(1)	Percent of Class
Troy Mutter, Director 205-340 Linden Avenue Victoria, British Columbia Canada V8V 4E9	30,375,000	53.6%
Frank Hollmann, Director 205-340 Linden Avenue Victoria, British Columbia Canada V8V 4E9	11,250,000	19.9%
Eric Boehnke, Director, President, Secretary and Treasurer 307 – 1178 Hamilton Street Vancouver, British Columbia, Canada V6B 2S2	Nil	Nil

Directors and Executive Officers as a Group	41,625,000	73.5%

(1)

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person's actual ownership or voting power with respect to the number of shares of common stock actually outstanding on November 13, 2006. As of November 13, 2006, there were 56,662,500 shares of our common shares issued and outstanding.

The following table sets forth certain information concerning the number of our common shares that are anticipated to be beneficially held upon the closing of the restructuring agreement by: (i) each person (including any group) anticipated to own more than five percent (5%) of any class of our company's voting securities; (ii) each of our company's directors and named executive officers; and (iii) officers and directors as a group. Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

Beneficial Owners on Closing of Restructuring Agreement
Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner(1)(2)	Percent of Class
Eric Boehnke, Director, President, Secretary and Treasurer 307 – 1178 Hamilton Street Vancouver, British Columbia, Canada V6B 2S2	6,000,000	28.5%
Directors and Executive Officers as a Group	6,000,000	28.5%

(1)

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person's actual ownership or voting power with respect to the number of shares of common stock actually outstanding. We anticipate that there will be approximately 21,037,500 common shares issued and outstanding as of the closing of the restructuring agreement.

(2)

As a condition to closing of the restructuring agreement, Troy Mutter will tender 25,996,620 shares of our common stock for cancellation and Frank Hollmann will tender 9,628,380 shares of our common stock for cancellation.

Change in Majority of Directors

We anticipate there will be a change in the majority of our directors upon the closing of the restructuring agreement and the resignation of Mr. Mutter and Mr. Hollmann. Following the closing of the restructuring agreement and the expiration of the ten day period in accordance with Section 14(f) of the Securities Act of 1934, as amended, our board of directors will be comprised of Eric Boehnke.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information regarding our current directors and sole executive officer:

Name, Place of Residence	Position Held	Age	Date First Appointed
Eric Boehnke 307-1178 Hamilton Street Vancouver, British Columbia Canada V6B 2S2	President, Secretary, Treasurer and Director	41	October 30, 2006
Troy Mutter 205-340 Linden Avenue Victoria, British Columbia Canada V8V 4E9	Director	34	February 7, 2005
Frank Hollmann 205-340 Linden Avenue Victoria, British Columbia Canada V8V 4E9	Director	35	April 22, 2005

Business Experience

The following is a brief account of the education and business experience of our current directors and sole executive officer during at least the past five years, indicating the person's principal occupation during the period, and the name and principal business of the organization by which he was employed.

Eric Boehnke

From January 1997 until present, Mr. Boehnke has acted as President and a director of Big Sky Management Ltd., a private company principally involved with providing corporate finance and administrative management services to private and public companies. From May 2004 until present, Mr. Boehnke has acted as a director and officer of Van Arbor Asset Management Ltd., a British Columbia based independent asset management company dedicated to creating wealth using a disciplined, proprietary investment strategy with an emphasis on preserving capital while generating long-term returns. Mr. Boehnke has been involved with Van Arbor Asset Management since inception, playing an integral role in the development of the proprietary technology and the implementation of the company's business plan. Mr. Boehnke has been an officer and director of various public companies, the most recent being Cano Petroleum Inc. (AMEX:CFW). Mr. Boehnke served as a board member of this company from May 2003 to June 2004. Cano Petroleum is an oil and gas company that is focused on secondary and enhanced oil recovery techniques to extract additional oil from mature onshore United States properties. Mr. Boehnke graduated from the University of Toronto in 1984 with a Bachelor of Science degree.

Troy Mutter

On February 7, 2005, Troy Mutter was appointed as a director, President, Secretary and Treasurer of our company. Mr. Mutter has over 14 years of Internet marketing and business development experience. Mr. Mutter is responsible for generating and managing website development and online marketing business, as well as handling all software sales. While studying English and marketing at the University of Victoria, in September 1991 he simultaneously began his business career as Marketing Assistant with Nesbitt Burns BMO, a full service investment firm. He worked at Nesbitt Burns BMO part time until January 1994. After finishing school he moved to Vancouver to work on advertising campaigns for companies such as A&W and BC Tel with one of the largest advertising agencies in the world, BBDO. BBDO creates and manages advertising campaigns for large corporations throughout the world. He worked at BBDO from April to August 1996 as Junior Account Executive. In January 1997, he was Sales Manager helping develop a print and online magazine, promotional team and radio program all branded under the name TAXI Communications Inc. TAXI was dedicated to providing current information of music, fashion, technology and events in a modern style for the 18 to 34 year old demographic. He left TAXI in September 1999 as he was recruited by GlobalMedia.com, a streaming media Internet company, as Advertising Manager. GlobalMedia.com provided over 100 radio and television stations with a proprietary Internet streaming solution. GlobalMedia.com generated revenue by selling and managing the advertising space on their client's websites and radio streams. Mr. Mutter managed the advertising agency relationship with a company called L90 and the advertising department, which consisted of an ad sales team and creative team. He left GlobalMedia.com in February 2001. For the next two years, Mr. Mutter worked on his own as a contractor providing ongoing promotional services, holding private and public events to help promote companies. Two notable companies he worked with were U-Turn Pictures and Bar None. U-Turn was a start up film company and Bar None is a nightclub. In January 2003, he signed on as the Director of Business Development for www.zenmed.com, a subsidiary of Raging Creations Inc. Zenmed.com is a successful e-commerce website retailing health care and nutritional products. He worked at Raging Creations Inc. until August, 2004. He then became a freelance contractor to develop websites and started working on Surge Marketing, which was incorporated in April, 2005.

Frank Hollmann

Mr. Hollmann joined our company on April 22, 2005 as Vice-President and a director. Mr. Hollmann has been an entrepreneur most of his career, starting while still in high school as an owner of a retail store called Santana Avenue. His store sold clothing and skateboards and was located in Dawson Creek, British Columbia, Canada. From September 1989 to June 1990 Mr. Hollmann attended the Goethe Institute in Schwabisch Hall, Germany for International Studies. In September 1990, Tezukayama Gakuin University in Osaka Japan recruited Mr. Hollmann as the Director for a Japanese exchange school program to oversee their international visit, including hiring instructors, planning the itinerary and coordinating all placements. The following year, September 1991, Mr. Hollmann transferred to the University of Victoria to study Fine Arts. After completing his schooling in July of 1997 he began to fine tune his business management skills, owning his second company, an irrigation company called Quality Vegetation Control in Dawson Creek, Canada. He worked on his own company for two years, until September 1999 when he started landscaping as a contractor. Over the next six years until now, he worked on several private and public contracts. Within that time he briefly worked with Culligan Water from November 2002 until August 2003, as Sales Executive selling purified water contracts. From May 2004 until July 2005 he worked with CMC Design as a landscape contractor and from October 2003 until September 2005 he also worked on a number of films as Production Assistant and Cast Member.

FAMILY RELATIONSHIPS

There are no family relationships between any of our directors and our executive officer.

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

Other than as discussed below, none of our directors, executive officers, promoters or control persons has been involved in any of the following events during the past five years:

1.	any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;
2.	any conviction in a criminal proceeding or being subject to a pending criminal proceeding, excluding traffic violations and other minor offences;
3.

being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

4.

being found by a court of competent jurisdiction in a civil action, the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

BOARD AND COMMITTEE MEETINGS

Our board of directors held no formal meetings during the year ended May 31, 2006. All proceedings of our board of directors were conducted by resolutions consented to in writing by all the directors and filed with the minutes of the proceedings of the directors. Such resolutions consented to in writing by the directors entitled to vote on that resolution at a meeting of the directors are, according to the corporate laws of the State of Nevada and our By-laws, as valid and effective as if they had been passed at a meeting of our directors duly called and held.

We currently do not have nominating, compensation or audit committees or committees performing similar functions nor do we have a written nominating, compensation or audit committee charter. Our board of directors does not believe that it is necessary to have such committees because it believes that the functions of such committees can be adequately performed by our board of directors.

In its capacity as a nominating and audit committee, our board of directors has determined that it does not have any members that qualify as "independent" as the term is used in Item 7(d)(2)(ii)(D) and Item 7(d)(3)(iv)(B) of Schedule 14A under the Securities Exchange Act of 1934, as amended, and as defined by Rule 4200(a)(14) of the NASD Rules.

We do not have any defined policy or procedure requirements for shareholders to submit recommendations or nominations for directors. Our board of directors believes that, given the early stages of our development, a specific nominating policy would be premature and of little assistance until our business operations develop to a more advanced level. We do not currently have any specific or minimum criteria for the election of nominees to our board of directors and we do not have any specific process or procedure for evaluating such nominees. Our board of directors assesses all candidates, whether submitted by management or shareholders, and makes recommendations for election or appointment.

A shareholder who wishes to communicate with our board of directors may do so by directing a written request addressed to our President, Eric Boehnke, at the address appearing on the first page of this Information Statement.

CERTAIN RELATED TRANSACTIONS AND RELATIONSHIPS

Except as described below, none of the following persons has any direct or indirect material interest in any transaction to which our company was or is a party during the past two years, or in any proposed transaction to which our company proposes to be a party:

1.	any director or officer of our company;
2.	any proposed director of officer of our company;
3.	any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to our company's common shares; or
4.	any relative or spouse of any of the foregoing persons, or any relative of such spouse, who has the same house as such person or who is a director or officer of any parent or subsidiary.

On November 6, 2006, we entered into a restructuring agreement with Subco, Big Sky Management, Troy Mutter, Frank Hollmann and Eric Boehnke.

Troy Mutter is currently a director and officer of our company and the beneficial owner of 30,375,000, or approximately 53.6%, of our shares of common stock following the 7.5 for 1 forward stock split that was effective on November 13, 2006. Additionally, Frank Hollmann is currently a director of our company and the beneficial owner of 11,250,000, or approximately 19.9%, of our shares of common stock. Eric Boehnke does not beneficially hold any shares of our common stock. Pursuant to the terms of the restructuring agreement, the parties agreed to the following transactions:

1.

Big Sky Management agreed to assign all right, title and interest of a 40% working interest to certain oil and gas leases to Subco, which leases cover minerals underlying lands in Bossier Parish and Caddo Parish, Louisiana, commonly known as the D Duck Prospect as is more explicitly set out in a prospect acquisition agreement dated October 10, 2006, between Dynamic Resources Corporation and Big Sky Management, a copy of which is attached as Schedule A to the restructuring agreement;

2.

Mr. Mutter and Mr. Hollmann agreed to purchase all of the shares of Surge Marketing from our company in consideration for the transfer, by Mr. Mutter, of 4,378,380 shares of our common stock to Mr. Boehnke and the cancellation of the remaining 25,996,620 shares of our common stock currently held by Mr. Muter and the transfer, by Mr. Hollmann, of 1,621,620 shares of our common stock to Mr. Boehnke and the cancellation of the remaining 9,628,380 shares of our common stock held by Mr. Hollmann;

3.	Mr. Boehnke agreed to acquire the shares of our common stock from Mr. Mutter and Mr. Hollmann in consideration for the assignment of the prospect from Big Sky Management to Subco; and
4.	Our company agreed to sell, assign and transfer the Surge Marketing shares to Mr. Mutter and Mr. Hollmann in consideration for the assignment of the prospect from Big Sky Management to Subco.

Our board of directors approved the restructuring agreement and the sale of the Surge Marketing shares contemplated therein pursuant to a directors' consent resolution dated November 6, 2006. As all of our directors had a financial interest in the transactions contemplated in the restructuring agreement, our shareholders holding a majority of our shares of common stock were required to ratify and approve the restructuring agreement and the transactions contemplated therein in accordance with Section 78.140 of the Nevada Revised Statutes. Accordingly, we received the written consent from shareholders of our company holding a majority of our common stock on November 6, 2006.

In addition to the related party transactions set out above, our company entered into the following related party transactions during the periods indicated:

1.	as of August 31, 2006, our company had $21,852 due to a director of our company which amount is non-interest bearing and due on demand;
2.	during the three month period ended August 31, 2006, our company paid $6,026 in consulting fees to a director of our company;
3.	during the year ended May 31, 2006, we issued 5,500,000 common shares to two directors for proceeds of $27,600;
4.	during the year ended May 31, 2006, we paid $20,433 (2005-$2,878) in consulting fees to a director of our company; and
5.

during the year ended May 31, 2006, we purchased $7,216 in computer equipment and office furniture from a director of our company. The computer equipment and office furniture were valued at the estimated fair market value at the date of purchase. The original cost to the director of our company was approximately $8,900, with the sale price reflecting the fair market values of the assets.

COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our executive officers and directors, and persons who beneficially own more than 10% of a registered class of our equity securities to file with the Securities and Exchange Commission initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of our common shares and other equity securities, on Forms 3, 4 and 5 respectively. Executive officers, directors and greater than 10% shareholders are required by the Securities and Exchange Commission regulations to furnish us with copies of all Section 16(a) reports they file. Based on our review of the copies of such forms received by it, and to the best of our knowledge, all executive officers, directors and greater than 10% shareholders filed the required reports in a timely manner.

EXECUTIVE COMPENSATION

Particulars of compensation paid to:

1.	our Chief Executive Officer;
2.

each of our four most highly compensated executive officers who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $100,000 per year; or

3.

any additional individuals for whom disclosure would have been provided under (2) but for the fact that the individual was not serving as an executive officer at the end of our most recently completed financial year;

(each a "Named Executive Officer") is set out in the summary compensation table below:

SUMMARY COMPENSATION TABLE
		Annual Compensation			Long Term Compensation
					Awards(1)		Payouts
Name and Principal Position	Year	Salary	Bonus	Other Annual Compen-sation	Securities Under Options/ SARs Granted	Restricted Shares or Restricted Share Units	LTIP Payouts	All Other Compen-sation
Troy Mutter President, Secretary and Treasurer(2)	2006 2005 2004	$20,443(3) $2,878(3) N/A	Nil Nil N/A	Nil Nil N/A	Nil Nil N/A	Nil Nil N/A	Nil Nil N/A	Nil Nil N/A

(1)

Other than indicated below, we have not granted any restricted shares or restricted share units, stock appreciation rights or long term incentive plan payouts to the Named Executive Officers during the fiscal years indicated.

(2)

Troy Mutter was appointed as our President, Secretary and Treasurer on February 7, 2005 and resigned from such positions upon the appointment of Eric Boehnke as our President, Secretary and Treasurer on October 30, 2006.

(3)	Paid as consulting fees.

Options and SARS

There were no options granted to the Named Executive Officers during the most recently completed financial year. There were no options exercised by the Named Executive Officers during the most recently completed financial year. There were no options held by the Named Executive Officers that were repriced downward during the most recently completed financial year. There were no defined benefits or actuarial plans in place for the Named Executive Officers during the most recently completed financial year. There are no employment contracts or compensatory plans or arrangements between our company and the Named Executive Officers. We have no compensation committee.

Employment/Consulting Agreements

Other than as set out below, we have not entered into any employment agreement or consulting agreement with our directors and executive officers.

Our former President, Secretary and Treasurer, Troy Mutter, provided management services and office premises to our company for total costs of $21,917. During the year ended May 31, 2006 we paid $20,433 to Troy Mutter in consulting fees. There is no formal agreement in place.

Long-Term Incentive Plans

There are no arrangements or plans in which we provide pension, retirement or similar benefits for directors or executive officers, except that our directors and executive officers may receive stock options at the discretion of our board of directors. We do not have any material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or executive officers, except that stock options may be granted at the discretion of our board of directors.

As of the date of this Information Statement, we have no compensatory plan or arrangement with respect to any officer that results or will result in the payment of compensation in any form from the resignation, retirement or any other termination of employment of such officer's employment with our company, from a change in control of our company or a change in such officer's responsibilities following a change in control where the value of such compensation exceeds $60,000 per executive officer.

Directors' Compensation

We reimburse our directors for expenses incurred in connection with attending board meetings. We did not pay director's fees or other cash compensation for services rendered to our directors in the year ended May 31, 2006.

We have no other formal plan for compensating our directors for their service in their capacity as directors although such directors are expected to receive options in the future to purchase common shares as awarded by our board of directors or (as to future options) a compensation committee which may be established in the future. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of our board of directors. Our board of directors may award special remuneration to any director undertaking any special services on behalf of our company other than services ordinarily required of a director.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

SOUTHERN STAR ENERGY INC.

/s/ Eric Boehnke

Eric Boehnke

President, Secretary and Treasurer

Dated: November 21, 2006

SCHEDULE A

RESTRUCTURING AGREEMENT

THIS AGREEMENT is made as of the 6th day of November, 2006

AMONG:

SURGE ENTERPRISES, INC., a Nevada corporation with an office located at 307-1178 Hamilton Street, Vancouver, British Columbia, Canada V6B 2S2

(“Surge”)

AND:

SOUTHERN STAR OPERATING, INC., a Louisiana corporation with an office located at 307-1178 Hamilton Street, Vancouver, British Columbia, Canada V6B 2S2

(“Subco”)

AND:

BIG SKY MANAGEMENT, LTD., a British Columbia corporation with an office located at 307-1178 Hamilton Street, Vancouver, British Columbia, Canada V6B 2S2

(“Big Sky”)

AND:

ERIC BOEHNKE, a business person with a business address located at 307-1178 Hamilton Street, Vancouver, British Columbia, Canada V6B 2S2

(“Boehnke”)

AND:

TROY MUTTER, a business person with a business address located at 205-340 Linden Avenue, Victoria, British Columbia, Canada V8V 4E9

(“Mutter”)

AND:

FRANK HOLLMANN, a business person with a business address located at 205-340 Linden Avenue, Victoria, British Columbia, Canada V8V 4E9

(“Hollmann”)

WHEREAS:

A.                          Subco is a wholly-owned subsidiary of Surge;

B.                          Boehnke is the beneficial holder of all of the issued and outstanding shares of common stock in the capital of Big Sky;

C.                          Surge wishes to restructure its business to focus on the exploration and development of oil and gas properties and to cease its current software sales and website development business as operated through Surge Marketing Corp. (“Surge BC”), a British Columbia company and wholly-owned subsidiary of Surge;

D.                          Big Sky wishes to assign all right, title and interest to Subco of a 40% working interest to certain oil and gas leases covering minerals underlying lands in Bossier Parish and Caddo Parish, Louisiana, commonly known as the D Duck Prospect (the “Prospect”) as is more explicitly set out in a Prospect Acquisition Agreement dated October 10, 2006, between Dynamic Resources Corporation and Big Sky, a copy of which is set out in Schedule A (the “Prospect Agreement”);

E.                           Mutter and Hollmann, who are currently directors of Surge (collectively, the “Purchasers”), wish to purchase from Surge, the number of shares of common stock in the capital of Surge BC set opposite their respective names in Schedule B (the “Surge BC Shares”) in consideration for:

(a)	the transfer to Boehnke of the number of shares of common stock in the capital of Surge (the “Surge Transferred Shares”) set opposite their respective names set out in Table I of Schedule C, and
(b)	the cancellation of the number of shares of common stock in the capital of Surge (the “Surge Cancelled Shares”) set opposite their respective names set out in Table II of Schedule C;

F.                           Boehnke wishes to acquire the Surge Transferred Shares from the Purchasers in consideration for the Assignment of the Prospect from Big Sky to Subco;

G.                          Surge wishes to sell, assign and transfer the Surge BC Shares to the Purchasers in consideration for the Assignment of the Prospect from Big Sky to Subco; and

H.                          The parties hereto have agreed to enter into this Agreement setting out the terms and conditions on which the Assignment of the Prospect, the transfer of the Surge BC Shares, the transfer of the Surge Transferred Shares and the cancellation of the Surge Cancelled Shares (collectively, the “Restructuring”) will be carried out.

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the premises and the respective covenants and agreements herein contained, the parties hereto covenant and agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Agreement, unless the subject matter or context is inconsistent therewith:

(a)

“Agreement”, “hereof”, “herein”, “hereunder” and similar expressions means this Agreement, including Schedules A, B and C, and not any particular article, section or other portion hereof and includes any agreement or instrument supplementary or ancillary hereto;

(b)	“Business Day” means a day other than a Saturday, Sunday or a civic or statutory holiday in Vancouver, British Columbia;
(c)	“Closing” means the completion of the Restructuring;
(d)	“Closing Date” means a date mutually agreed upon by the parties hereto following satisfaction or waiver of the conditions precedent set out in section 6.1;
(e)	“Confidential Information” has the meaning ascribed thereto in Section 5.6 of this Agreement;

(f)	“Disclosing Party” has the meaning ascribed thereto in Section 5.6 of this Agreement;
(g)	“Exchange Act” means United States Securities Exchange Act of 1934, as amended;
(h)

“Information Statement” means the information statement that will disclose the shareholder approval of the transfer of the Surge BC Shares by Surge to the Purchasers in accordance with Rule 14c-2 of the Exchange Act;

(i)	“Intended Purposes” has the meaning ascribed thereto in Section 5.6 of this Agreement;
(j)

“Liability or Liabilities” includes all debts, liabilities and obligations whether absolute or contingent, matured or unmatured, liquidated or unliquidated, accrued or unaccrued, known or unknown, whenever arising, and whether or not the same would properly be reflected on a balance sheet;

(k)	“Regulation S” means Regulation S of the Securities Act;
(l)	“SEC” means the United States Securities and Exchange Commission;
(m)	“Securities Act” means the United States Securities Act of 1933, as amended;
(n)

“Securities Legislation” means the Securities Act, the Exchange Act, and such other provincial, state or territorial securities legislation as may be applicable, as now enacted or as the same may be amended and the applicable rules, regulations, rulings, orders and forms made or promulgated under such statutes and the published policies of the regulatory authorities administering such statutes;

(o)	“Surge BC Transfer” means the transfer of the Surge BC Shares to the Purchasers by Surge;
(p)	“Surge Transfer” means the transfer of the Surge Transferred Shares to Boehnke by the Purchasers; and
(q)	“U.S. Person” has the meaning ascribed thereto in Regulation S of the Securities Act.
1.2	Interpretation Not Affected by Headings, etc.

The division of this Agreement into articles, sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.3	Number, etc.

Unless the subject matter or context requires the contrary, words importing the singular number only shall include the plural and vice versa; words importing the use of any gender shall include all genders; and words importing persons shall include natural persons, firms, trusts, partnerships and corporations.

1.4	Date for Any Action

In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5	Entire Agreement

This Agreement constitutes the entire agreement between the parties hereto pertaining to the subject mater hereof and supersedes all prior agreements, understandings, negotiations, and discussions, whether oral or written, between the parties hereto with respect to the subject matter hereof. There are no representations, warranties, covenants or conditions with respect to the subject matter hereof except as contained herein.

ARTICLE 2

THE RESTRUCTURING

2.1	The Restructuring

Subject to the satisfaction or waiver of the conditions precedent contained in Section 6.1 of this Agreement:

(a)	Big Sky will assign all right, title and interest of the Prospect to Subco;
(b)	Surge will prepare and file the Information Statement with the SEC and deliver the Information Statement to the shareholders of Surge in accordance with Rule 14c-2 of the Exchange Act;
(c)	upon the 20th Business Day following the delivery of the Information Statement to the shareholders of Surge, Surge will sell, assign and transfer the Surge BC Shares to the Purchasers; and
(d)	the Purchasers will sell, assign and transfer the Surge Transferred Shares to Boehnke as set out in Table I of Schedule C and cancel the Surge Cancelled Shares as set out in Table II of Schedule C.
2.2	Share Transfers
(a)

In connection with the Surge BC Transfer and the Surge Transfer, each of Surge and the Purchasers will transfer, sell and assign the shares as set out in and required by this Agreement. All share certificates required to be transferred pursuant to this Agreement will be delivered and duly executed and endorsed in blank and if necessary medallion guaranteed (or accompanied by duly executed stock powers duly endorsed in blank and if necessary medallion guaranteed), in each case in proper form of transfer, and with all stock transfer and any required documentary stamps affixed thereto and with appropriate instructions to allow the transfer agent to prepare share certificates to evidence the Surge BC Transfer and the Surge Transfer.

(b)

In connection with the Surge BC Transfer and the Surge Transfer, Surge, the Purchasers and Boehnke shall execute such transfer and conveyancing instruments, notarized deeds and other documents, in such forms as shall be reasonably acceptable to the respective parties to effect the Surge BC Transfer and the Surge Transfer.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties of Surge, Subco and Big Sky

Each of Surge, Subco and Big Sky represents and warrants to the other parties as follows and acknowledges that the other parties are relying upon such representations and warranties in connection with the matters contemplated by this Agreement:

(a)	it is duly incorporated and validly existing under the laws of its jurisdiction of incorporation;
(b)

the execution and delivery of this Agreement by it, including all matters contemplated hereby, have been authorized by all necessary corporate action and it has the corporate power and authority to enter into and perform its obligations under this Agreement;

(c)

it has duly executed and delivered this Agreement, and this Agreement is a valid and binding agreement enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting the enforcement of creditors’ rights generally and to general principles of equity; and

(d)	the execution and delivery of this Agreement and the completion of the transactions contemplated hereby do not now and will not:
(i)

conflict with, or result in a breach of, or create a state of facts which after notice or lapse of time or both results or may result in a breach of, any of the terms, conditions or provisions of its constating documents or the constating documents of any of its subsidiaries or any material agreement, instrument, licence, permit, undertaking, commitment or understanding to which it or any of its subsidiaries is a party or by which it is bound, or

(ii)

violate any provision of law or administrative regulation or any judicial or administrative award, judgment or decree applicable and known to it (after due inquiry), the breach of which would have a material adverse effect on it.

3.2	Representations and Warranties of Boehnke and the Purchasers

Each of Boehnke and each of the Purchasers represents and warrants to the other parties and acknowledges that the other parties are relying upon such representations and warranties in connection with the matters contemplated by this Agreement that each party has the power and capacity and good and sufficient right and authority to enter into this Agreement and to perform their respective obligations on the terms and conditions herein set forth.

3.3	Additional Representations of Big Sky

In addition to the represents and warrants set out in Section 3.1, Big Sky represents and warrants to the other parties as follows and acknowledges that the other parties are relying upon such representations and warranties in connection with the matters contemplated by this Agreement:

(a)

Big Sky is the legal and equitable owner of a 40% working interest in the Prospect and, except as disclosed in the Prospect Agreement, the Prospect is free and clear of, and from, all liens, security interests, charges and encumbrances (each, an “Encumbrance”) and is not subject to any judgment, order or decree entered in any lawsuit or proceeding;

(b)

neither the execution, delivery and performance of this Agreement, nor the consummation of the Assignment, will conflict with, result in a violation of, cause a default under (with or without notice, lapse of time or both) or give rise to a right of termination, amendment, cancellation or acceleration of any obligation contained in or the loss of any material benefit under, or result in the creation of any Encumbrance upon the Prospect or other instrument, permit, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Prospect;

(c)

to the knowledge of Big Sky, there is no basis for and there is no action, suit, judgment, claim, demand or proceeding outstanding or pending, or threatened against or affecting the Prospect that, if adversely resolved or determined, would have a material adverse effect on the Prospect (a “Material Adverse Effect”) and there is no reasonable basis for any claim or action that, based upon the likelihood of its being asserted and its success if asserted, would have such a Material Adverse Effect;

(d)

to the knowledge of Big Sky, the legal and equitable holders of the interests in the Prospect as set out in the Prospect Agreement hold all permits, licences, consents and authorities issued by any government or governmental authority which are necessary in connection with the holding of the interests in the Prospect as set out in the Prospect Agreement;

(e)

there are no outstanding orders or directions relating to environmental matters requiring any work, repairs, construction or capital expenditures with respect to the Prospect and the conduct of the operations related thereto, and Big Sky has not received any notice of same and is not aware of any basis on which any such orders or direction could be made;

(f)

Big Sky’s interest in the Prospect is in compliance with, is not in default or violation in any material respect under, and Big Sky has not been charged with or received any notice at any time of any material violation of any statute, law, ordinance, regulation, rule, decree or other applicable regulation in connection with Big Sky’s interest in the Prospect;

(g)

to the knowledge of Big Sky, the legal and equitable holders of the interests in the Prospect as set out in the Prospect Agreement have duly filed all reports and returns required to be filed with governmental authorities and have obtained all governmental permits and other governmental consents, except as may be required after the execution of this Agreement and all of such permits and consents are in full force and effect, and no proceedings for the suspension or cancellation of any of them, and no investigation relating to any of them, is pending or to the knowledge of Big Sky, threatened, and none of them will be adversely affected by the entry into this Agreement or the consummation of the Assignment;

(h)

to the knowledge of Big Sky, the legal and equitable holders of the interests in the Prospect as set out in the Prospect Agreement have held the Prospect in material compliance with all laws, rules, statutes, ordinances, orders and regulations and Big Sky has not received any notice of any violation thereof, nor is Big Sky aware of any valid basis therefore;

(i)

there is no adverse claim or challenge against or to the interests of or title to any part of the Prospect and, to the knowledge of Big Sky, there is no basis for such adverse claim or challenge which may affect the Prospect;

(j)

there are no actual or pending proceedings for, and Big Sky is unaware of any basis for, the institution of any proceedings leading to the placing of Big Sky in bankruptcy or subject to any other laws governing the affairs of insolvent parties; and

(k)

no filing or registration with, no notice to and no permit, authorization, consent, or approval of any public or governmental body or authority or other person or entity is necessary for the consummation of the Assignment contemplated by this Agreement or to enable Subco to acquire the Assignment of the Prospect in accordance with the terms of this Agreement.

3.4	Additional Representations of the Purchasers

In addition to the represents and warrants set out in Section 3.1, each of the Purchasers represents and warrants to the other parties as follows and acknowledges that the other parties are relying upon such representations and warranties in connection with the matters contemplated by this Agreement:

(a)	the Purchasers are the registered and beneficial owner of the Surge Transferred Shares and the Surge Cancelled Shares (collectively, the “Surge Shares”);
(b)	the Surge Shares are validly issued and outstanding as fully paid and non-assessable in the capital of Surge and are free and clear of all liens, charges and encumbrances;
(c)	no person, firm, corporation or entity of any kind has or will have any agreement or option or any right capable at any time of becoming an agreement to:
(i)	purchase or otherwise acquire the Surge Shares,
(ii)	require the Purchasers to sell, transfer, assign, pledge, charge, mortgage or in any other way dispose of or encumber any of the Surge Shares other than under this Agreement, and
(iii)

neither the making of this Agreement, the completion of the transactions contemplated by it, nor the performance of or compliance with its terms will result in the creation or imposition of any lien, claim, charge, encumbrance or restriction of any nature in favour of a third party upon or against the Surge Shares or the violation of any law or regulation, any municipal bylaw or ordinance or any order or decree of any court or tribunal to which Surge is subject which could prevent the due and valid transfer of the Surge Shares as provided in this Agreement.

3.5	Additional Representations and Warranties of Boehnke

In addition to the represents and warrants set out in Section 3.1, Boehnke represents and warrants to the other parties as follows and acknowledges that the other parties are relying upon such representations and warranties in connection with the matters contemplated by this Agreement that Boehnke:

(a)	is not a U.S. Person and is not acquiring the Surge Transferred Shares for the account or benefit of, directly or indirectly, any U.S. Person;
(b)	is outside the United States when receiving and executing this Agreement;
(c)

understands that the Surge Transferred Shares have not been registered under the Securities Act, or under any state securities or “blue sky” laws of any state of the United States, and, unless so registered, may not be offered or sold in the United States or, directly or indirectly, to U.S. Persons, except in accordance with the provisions of Regulation S, pursuant to an effective registration statement under the Securities Act, or pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in each case only in accordance with any applicable securities laws;

(d)

understands and agrees that offers and sales of any of the Surge Transferred Shares prior to the expiration of a period of one year after the date of transfer of the Surge Transferred Shares (the “Distribution Compliance Period”) shall only be made in compliance with the safe harbor provisions set forth in Regulation S, pursuant to the registration provisions of the Securities Act or an exemption therefrom, and that all offers and sales after the Distribution Compliance Period shall be made only in compliance with the registration provisions of the Securities Act or an exemption therefrom and in each case only in accordance with all applicable securities laws;

(e)

understands and agrees that the Surge Transferred Shares may not be offered or sold to a U.S. Person or for the account or benefit of a U.S. Person (other than a distributor) prior to the end of the Distribution Compliance Period;

(f)

understands and agrees not to engage in any hedging transactions involving the Surge Transferred Shares prior to the end of the Distribution Compliance Period unless such transactions are in compliance with the provisions of the Securities Act;

(g)

is acquiring the Surge Transferred Shares as principal for investment only and not with a view to resale or distribution and, in particular, Boehnke has no intention to distribute either directly or indirectly any of the Surge Transferred Shares in the United States or to U.S. Persons;

(h)

understands and agrees that Surge will refuse to register any transfer of the Surge Transferred Shares not made in accordance with the provisions of Regulation S, pursuant to an effective registration statement under the Securities Act or pursuant to an available exemption from the registration requirements of the Securities Act; and

(i)

acknowledges that Boehnke has not acquired the Surge Transferred Shares as a result of, and will not itself engage in, any “directed selling efforts” (as defined in Regulation S) in the United States in respect of any of the Surge Transferred Shares which would include any activities undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for the resale of any of the Surge Transferred Shares; provided, however, that Boehnke may sell or otherwise dispose of any of the Surge Transferred Shares pursuant to registration of any of the Surge Transferred Shares pursuant to the Securities Act and any applicable state securities laws or under an exemption from such registration requirements and as otherwise provided herein.

3.6	Additional Representations and Warranties of Surge

In addition to the represents and warrants set out in Section 3.1, Surge represents and warrants to the other parties as follows and acknowledges that the other parties are relying upon such representations and warranties in connection with the matters contemplated by this Agreement:

(a)	Surge is the registered and beneficial owner of the Surge BC Shares;
(b)	the Surge BC Shares are validly issued and outstanding as fully paid and non-assessable in the capital of Surge BC and are free and clear of all liens, charges and encumbrances;
(c)	no person, firm, corporation or entity of any kind has or will have any agreement or option or any right capable at any time of becoming an agreement to:
(i)	purchase or otherwise acquire the Surge BC Shares,
(ii)	require Surge to sell, transfer, assign, pledge, charge, mortgage or in any other way dispose of or encumber any of the Surge BC Shares other than under this Agreement, and
(iii)

neither the making of this Agreement, the completion of the transactions contemplated by it, nor the performance of or compliance with its terms will result in the creation or imposition of any lien, claim, charge, encumbrance or restriction of any nature in favour of a third party upon or against the Surge BC Shares or the violation of any law or regulation, any municipal bylaw or ordinance or any order or decree of any court or tribunal to which Surge is subject which could prevent the due and valid transfer of the Surge BC Shares as provided in this Agreement.

ARTICLE 4

Legending and registration

4.1	Legending and Registration of Surge Transferred Shares
(a)

Boehnke hereby acknowledges that a legend may be placed on the certificates representing the Surge Transferred Shares to the effect that the Surge Transferred Shares represented by such certificate are subject to a hold period and may not be traded until the expiry of such hold period except as permitted by the Securities Legislation.

(b)

Boehnke hereby acknowledges and agrees to Surge making a notation on its records or giving instructions to the registrar and transfer agent of Surge in order to implement the restrictions on transfer set forth and described in this Agreement.

ARTICLE 5

COVENANTS

5.1	Mutual Covenants

Except as contemplated in this Agreement, each of the parties hereto agrees, except with the prior written agreement of the other parties, that:

(a)

on the Closing Date, it will execute and deliver all documents necessary to complete the Restructuring as set out in Section 2.1 of this Agreement, subject to the satisfaction or waiver of the conditions in Section 6.1 of this Agreement;

(b)

it will use all reasonable commercial efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under applicable laws and regulations to complete the Restructuring;

(c)	upon the execution of this Agreement, it will co-operate with the other parties in good faith in order to ensure the timely completion of the Restructuring;
(d)	it will use all reasonable commercial efforts to co-operate with each other in connection with the performance by the other parties of their obligations under this Agreement;
(e)

prior to the Closing Date, it will not enter into any transaction or perform any act which might interfere with or be inconsistent with the successful completion of the Restructuring or which would render inaccurate any of its representations and warranties set forth herein if such representations and warranties were made at a date subsequent to such transaction or act and all references to the date hereof were references to such later date; and

(f)	it will not take or fail to take any action within its control which would result in a condition precedent to the Restructuring not being satisfied.
5.2	Co-operation, Consents and Approvals

Each party will co-operate and use their respective reasonable commercial efforts to obtain all authorizations, waivers, exemptions, consents, orders and other approvals from applicable courts, governmental or regulatory agencies, boards, commissions or other authorities, shareholders and third parties as are necessary for the consummation of the transactions contemplated by the Restructuring.

5.3	Public Announcements

No news release or other public announcement concerning the proposed transactions contemplated by this Agreement will be made by any party hereto without the prior consent of the other parties, such consent not to be unreasonably withheld; provided, however, that any party may without such consent make such disclosure as may be required by any stock exchange on which its securities are listed or by any Securities Legislation or any regulatory authority having jurisdiction over such party and, if such disclosure is required, the party making the disclosure will use reasonable efforts to give prior oral or written notice to the other party and an opportunity to allow the other party to comment on the disclosure.

5.4	Material Changes

Each party will advise the other party orally and in writing of any material change with respect to it promptly after it has occurred and will promptly send to the other a copy of any press release or material change report filed by it with securities regulatory authorities.

5.5	Notification

Each party will promptly notify the other if any of the representations and warranties made by it in this Agreement ceases to be true, accurate and complete in any material respect and of any failure to comply in any material respect with any of its obligations hereunder.

5.6	Confidential Information

Each of the parties confirms and acknowledges that it has been provided, in connection with the review of the proposed transactions among them and the preparation of materials required to implement those transactions which have culminated in the parties entering into this Agreement (the “Intended Purposes”), certain confidential information concerning the affairs of the disclosing party (the “Disclosing Party”) in written, electronic, spoken or other form in presentations, discussions, tours or other means including direct disclosure and disclosure by way of authorized agents, representatives and consultants (which disclosed information together with all third party reports to any party based in whole or in part on such disclosed information is herein referred to as the “Confidential Information”). Each party acknowledges that the

Confidential Information is the property of the Disclosing Party, is confidential and material to the interests, business and affairs of the Disclosing Party and includes information that has not been generally disclosed to the public and that disclosure thereof, other than as contemplated herein, would cause irreparable harm to the Disclosing Party and its shareholders. Accordingly, each party will maintain the confidentiality of the Confidential Information and will not disclose the Confidential Information to any person except as part of the Intended Purposes or except as required by applicable law or legal process, in which latter case such party shall provide the Disclosing Party with prompt notice of such requirement to allow the Disclosing Party to seek an appropriate protective order or other remedy. Each of the parties acknowledges and agrees that any Disclosing Party and its shareholders would be irreparably damaged and that compensation by damages alone would be insufficient if any provision of this Section 5.6 is not performed by any of the other parties in accordance with its terms. Accordingly, the Disclosing Party will be entitled to an injunction or injunctions to prevent breaches of the provisions of this Section 5.6 and may specifically enforce such provisions by an action instituted in a court having jurisdiction and the party in breach of such provisions will be deemed to have waived defences to such an action. These specific remedies are in addition to any other remedy to which a Disclosing Party may be entitled at law or in equity.

ARTICLE 6

CONDITIONS

6.1	Mutual Conditions Precedent

The obligations of each of the parties to this Agreement to complete the Restructuring are subject to the fulfillment or mutual waiver by each of the parties hereto of the following conditions:

(a)	the Restructuring and this Agreement shall have been approved by the board of directors of Surge, Subco and Big Sky;
(b)

the sale of the Surge BC Shares from Surge to the Purchasers shall have been approved by the shareholders of Surge in accordance with the laws of the State of Nevada and the rules and regulations of the SEC;

(c)

each party shall have performed each covenant or obligation to be performed by it hereunder in favour of the other parties, except that the parties hereto acknowledge that the covenant to prepare, file and deliver the Information Statement in accordance with Section 2.1(b) and (c) and the corresponding transfer of the Surge BC Shares shall not be considered a condition precedent to Closing and will be effected by Surge after the Closing Date in accordance with Rule 14c-2 of the Exchange Act;

(d)	the representations and warranties of each party set out in this Agreement shall be true and correct on and as of the date of this Agreement;
(e)

no order or decree of any domestic or foreign court, tribunal, governmental agency or other regulatory authority or administrative agency, board or commission, and no law, regulation, policy, directive or order shall have been enacted, promulgated, made, issued or applied to cease trade, enjoin, prohibit or impose material limitations on, the Restructuring or the transactions contemplated thereby;

(f)	there shall not exist any prohibition at law against the completion of the Restructuring; and
(g)	this Agreement shall not have been terminated pursuant to the provisions hereof.
6.2	Satisfaction of Conditions

The conditions set out in Sections 6.1 hereof shall be conclusively deemed to have been satisfied, waived or released when the Restructuring is complete.

ARTICLE 7

CLOSING

7.1	Closing

The Closing shall take place on the Closing Date at the offices of the lawyers for Surge or at such other location as agreed to by the parties. Notwithstanding the location of the Closing, each party agrees that the Closing may be completed by the exchange of undertakings between the respective legal counsel, provided such undertakings are satisfactory to each party’s respective legal counsel.

ARTICLE 8

TERMINATION AND AMENDMENT

8.1	Termination

This Agreement may be terminated at any time prior to the Closing Date by the mutual written agreement of the parties hereto.

8.2	Amendment

Subject as hereinafter provided, this Agreement may, at any time and from time to time, be amended by written agreement by all of the parties hereto (or, in the case of a waiver, by written instrument of the party giving the waiver). Without limiting the generality of the foregoing, any such amendment may:

(a)	change the time for performance of any of the obligations or acts of the parties hereto;
(b)	waive any inaccuracies or modify any representation or warranty contained herein or in any document to be delivered pursuant hereto; or
(c)	waive compliance with or modify any of the covenants herein contained or waive or modify performance of any of the obligations of the parties hereto.

Notwithstanding the foregoing, the terms of this Agreement shall not be amended in a manner prejudicial to any of the parties hereto without the approval of all of the parties.

ARTICLE 9

GENERAL PROVISIONS

9.1	Notices

All notices and other communications hereunder shall be in writing and shall be delivered by hand to the parties at the following addresses or sent by telecopy at the following telecopier numbers or at such other addresses or telecopier numbers as shall be specified by the parties by like notice:

if to Surge, Subco, Big Sky or Boehnke:

307-1178 Hamilton Street

Vancouver, British Columbia

Canada V6B 2S2

Attention: Eric Boehnke

Fax: 604-484-2403

if to the Purchasers:

205-340 Linden Avenue

Victoria, British Columbia

Canada V8V 4E9

Attention: Troy Mutter

Fax:

The date of receipt of any such notice shall be deemed to be the date of delivery thereof or, in the case of notice sent by telecopy, the date of successful transmission thereof (unless transmission is received after normal business hours, in which case the date of receipt shall be deemed to be the next Business Day).

9.2	Survival of Representations and Warranties

The respective representations, warranties and covenants contained herein shall expire with, and be terminated and extinguished upon, completion of the Restructuring except for the provisions of Section 5.6 which shall survive as continuing covenants following the completion of the Restructuring.

9.3	Applicable Law

This Agreement shall be governed by, and construed in accordance with, the laws of the Province of British Columbia and the federal laws of Canada applicable therein and shall be treated in all respects as a British Columbia contract.

9.4	Binding Effect and Assignment

This Agreement and all the provisions hereof shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither this Agreement nor any of the rights hereunder or under the Restructuring shall be assigned by any of the parties hereto without the prior written consent of the other parties hereto.

9.5	Time of Essence

Time shall be of the essence of this Agreement.

9.6	Counterparts

This Agreement may be executed in counterparts, each of which shall be deemed an original, and each signed copy sent by electronic facsimile transmission shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

9.7	Further Assurances

Each party shall make, do and execute, or cause to be made, done and executed all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may be reasonably required in order to implement this Agreement.

IN WITNESS WHEREOF each of the parties hereto has executed this Agreement as of the date first written above.

SURGE ENTERPRISES, INC.

Per:	/s/ Eric Boehnke
Authorized Signatory

SOUTHERN STAR OPERATING INC.

Per:	/s/ Eric Boehnke
Authorized Signatory

BIG SKY MANAGEMENT, LTD.

Per:	/s/ Eric Boehnke
Authorized Signatory
WITNESSED BY: Name Address Occupation	) ) ) ) ) ) ) ) ) )	/s/ Eric Boehnke ERIC BOEHNKE

WITNESSED BY: Name Address Occupation	) ) ) ) ) ) ) ) ) )	/s/ Troy Mutter TROY MUTTER

WITNESSED BY: Name Address Occupation	) ) ) ) ) ) ) ) ) )	/s/ Frank Hollmann FRANK HOLLMANN

SCHEDULE A

PROSPECT ACQUISITION AGREEMENT

THIS PROSPECT ACQUISITION AGREEMENT (this “Agreement”) is made and entered into this 10th day of October, 2006, by and between Dynamic Resources Corporation (“Seller”) and Big Sky Management, Ltd. (“Buyer”).

Background

A.            Seller hereby represents and warrants that (i) it is the beneficial owner of and has the absolute and unrestricted right to cause record holder to convey as hereinafter set forth forty percent (40%) of the working interest in and under certain oil and gas leases covering the minerals underlying lands in Bossier Parish and Caddo Parish, Louisiana, commonly known as the D Duck Prospect (the “Prospect”) and as further described in that certain letter agreement of February 12, 2006, by and among Sierra Pine Resources International, Seller and Tyner Texas Operating Company the “DRC/TTOC Letter” and

B.            Seller desires to sell to Buyer, and Buyer desires to purchase from Seller, fifty percent (50%) of Seller’s interest in the Prospect on the terms and conditions set forth in this Agreement.

Terms and Conditions

In consideration of the mutual benefits to be derived from this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1.            Purchase and Sale. Seller hereby sells to Buyer, and Buyer hereby purchases from Seller, for the consideration set forth in Section 2 of this Agreement, fifty percent (50%) of all of Seller’s right, title and interests in and to the Prospect, including fifty percent (50%) of Seller’s interest in the oil, gas and mineral leasehold estates described in Annex “A” attached hereto (the “Leasehold Interests”), fifty percent (50%) of all overriding royalty interests and all other interests in the Leasehold Interests, and fifty percent (50%) of all rights and interests of Seller in and to those instruments and agreements under which Seller's interests in the Leasehold Interests arise, prospect agreements and joint operating agreements, and all other agreements and contractual rights, easements, rights-of-way, servitudes, and other estates to the extent relating to the Leasehold Interests (collectively, the “Prospect Interests”). The Prospect Interests were taken in the name of, and are held by, Meagher Oil and Gas, Inc. (“Meagher”) for the benefit of Seller.

2.            Purchase Consideration. As consideration for the Prospect Interests, Buyer shall (i) pay to Seller upon on or before October 31, 2006, in immediately available funds the sum of Two Hundred Forty-one Thousand Seven Hundred Fifty and 02/100 Dollars (241,750.02), which represents the monies owed by Seller to the generator of the Prospect relating to the acquisition of the Leasehold Interests, less the amount of money received by Seller from Ramshorn Investments, Inc. and/or its affiliates for its shares of the costs relating to the acquisition of the Leasehold Interests (such sum so calculated being hereinafter referred to as the “Lease Acquisition Costs”), (ii) pay upon demand in accordance with customary practice in the oil and gas industry to the designated operator of the Prospect (the “Prospect Operator”) under the Operating Agreement (as such term is defined in Section 5 hereof) or such third parties as the Prospect Operator may direct one hundred percent (100%) of Seller’s share, after the assignment of the Prospect Interests as contemplated by this Agreement is effectuated, of the drilling and completion costs (which shall not include the costs referred to in item (iii) of this Section 2)on the initial two (2) wells drilled on the Prospect up to a maximum of $400,000 per well; and (iii) pay upon demand by the Prospect Operator or such third party as the Prospect Operator may direct forty percent (40%) of the costs of runsheets, drill site title opinions and curative work with respect to the initial two wells drilled on the Prospect.

3.            Continuing Obligations. Except as provided in Section 2 above, Buyer and Seller shall each be responsible for its proportionate share of all costs and expenses relating to the Prospect and the wells drilled and completed on the Prospect, including, without limitation, all costs and expenses relating to acquisition of additional leasehold interests. In that regard, Buyer acknowledges that it is aware of the penalties set forth in the DRC/TTOC Letter involving payments of invoices and agrees to timely make such payments. In the unlikely event that Seller or

Buyer (a “Defaulting Party”) finds itself unable to pay it share of the costs associated with the Prospect, it shall promptly notify the other party hereto (the “Non-Defaulting Party”) of such inability so that the No-Defaulting Party can make the necessary payments to prevent Defaulting from losing its interest under the DRC/TTOC Letter, with the effect that upon making the necessary payments the Non-Defaulting Party shall own the Defaulting Party’s interest in the Prospect and the Defaulting Party shall promptly assign such interest to the Non-Defaulting Party.

4.            Transfer of Prospect Interests. Concurrently with the receipt by Seller from Buyer of the payment of the Lease Acquisition Costs, Seller shall cause Meagher to deliver to Buyer an Assignment of Partial Interest in Oil and Gas Leases in the form and substance to Buyer and its legal counsel conveying to Buyer all of the Prospect Interests. In addition and at the same time, Seller shall assign to Buyer all of its rights to acquire additional acreage in the area of mutual interest relating to the Prospect outside of Sections 7,8,17,18,19,20 and 30, T19N-R13W, Bossier and Caddo Parish Louisiana.

5.            Standstill. Seller agrees that it will not convey or encumber any part of the Prospect Interests between the date of execution of this Agreement and payment by Buyer to Seller of the Leasehold Acquisition Costs as provided in Section 2 hereof.

6.            Operating Agreement. Buyer agrees to execute and become bound by that certain Operating Agreement on A.A.P.L. Form 610 – 1982 Model Form Operating Agreement dated March 1, 2006 designating Tyner Texas Operating Company as the Prospect Operator (the “Operating Agreement”); provided, however, that if in the opinion, reasonably exercised, of Buyer Tyner Texas Operating Company is not satisfactorily performing its duties as Prospect Operator, Seller shall join with Buyer in removing the Tyner Texas Operating Company and replacing it with a satisfactory Prospect Operator.

7.            Representations and Warranties of Seller. As inducement to Buyer to Seller to enter into this Agreement, Seller represents and warrants that the representations in the “Background” provisions of this Agreement are true and accurate as of the date hereof and are a material part of this Agreement; that the only type that it owns in the Prospect is a working interest in the Leasehold Interests; that the Prospect Interests are free and clear of any liens or other encumbrances; that concurrently with the receipt by Seller from Buyer of the payment of the Lease Acquisition Costs, it will convey good and marketable title to the Prospect Interests to Buyer; and that it will warrant such title to Buyer by and through Seller but not otherwise. The representations and warranties of Seller in this Agreement shall survive the execution of this Agreement indefinitely.

8.            Further Assurances. The Parties hereto agree to furnish upon request to each other such further information, to execute and deliver to each other such other documents, including the documents attached as annexes to this Agreement; and to do such other acts and things, all as the other party hereto may at any time reasonably request for the purpose of carrying out the intent of this Agreement.

9.            Relationship of the Parties. It is the purpose and intention of the parties hereto that the legal relationship arising between them out of any joint ownership which they may hold in all or any portion of the Leases shall be that of tenants in common. It is not the purpose or intention of this Agreement to create, and this Agreement shall never be construed as creating, a joint venture, mining partnership or other relationship whereby any party hereto may be held responsible for the acts of either omission or commission of any other party hereto.

10.          Governing Law. THIS AGREEMENT SHALL BE ENFORCED, GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF LOUISIANA APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED ENTIRELY WITHIN SUCH STATE, WITHOUT REGARD TO THE PRINCIPLES OF CONFLICT OF LAWS.

11.          Injunctive Relief. The parties hereto acknowledge and agree that irreparable damage would occur in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement, and shall be entitled to enforce specifically the provisions of this Agreement, in any court of the United States or any state thereof having jurisdiction, in addition to any other remedy to which the parties may be entitled under this Agreement or at law or in equity.

12.          Entire Agreement. This Agreement, together with the Schedules, Exhibits, Annexes, Ancillary Documents and other writings referred to herein or delivered pursuant hereto, constitute the entire agreement between the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof. Each party to this Agreement acknowledges that no representations, inducements, or agreements, oral or otherwise have been made by any party, or anyone acting on behalf of any party, which are not embodied herein or in the Annexes hereto, and no other agreement, statement or promise not contained in this Agreement or in the Annexes hereto shall be binding. The parties hereto have had the opportunity to consult with their respective attorneys concerning the meaning and the import of this Agreement and the Annexes hereto and each has read this Agreement and the Annexes hereto, as signified by such party’s signature below, and are executing the same for the purposes and consideration herein expressed.

13.          Binding Effect; Assignment; No Third Party Benefit. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors, heirs, personal representatives and assigns. Nothing in this Agreement, express or implied, is intended to or shall confer upon any person other than Seller and Buyer any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

14.          Severability. If any provision of this Agreement is held to be unenforceable, this Agreement shall be considered divisible and such provision shall be deemed inoperative to the extent it is deemed unenforceable, and in all other respects this Agreement shall remain in full force and effect; provided, however, that if any such provision may be made enforceable by limitation thereof, then such provision shall be deemed to be so limited and shall be enforceable to the maximum extent permitted by Applicable Law.

15.          Descriptive Headings. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

16.          Counterparts. This Agreement may be executed by the parties hereto in any number of counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same agreement. Each counterpart may consist of a number of copies hereof each signed by less than all, but together signed by all, the parties hereto.

17.          Gender. Pronouns in masculine, feminine and neuter genders shall be construed to include any other gender, and words in the singular form shall be construed to include the plural and vice versa, unless the context otherwise requires.

18.          References. All references in this Agreement to Articles, Sections and other subdivisions refer to the Articles, Sections and other subdivision of this Agreement unless expressly provided otherwise. The words “this Agreement”, “herein”, “hereof”, “hereby”, “hereunder” and words of similar import refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. Whenever the words “include”, “includes” and “including” are used in this Agreement, such words shall be deemed to be followed by the words “without limitation”. Each reference herein to a Schedule or Exhibit refers to the item identified separately in writing by the parties hereto as the described Schedule or Exhibit to this Agreement. All Schedules, Annexes and Exhibits are hereby incorporated in and made a part of this Agreement as if set forth in full herein.

19.          United States Dollars. Unless expressly indicated otherwise, all dollar amounts in this Agreement and the Schedules and Exhibits hereto are expressed in United States dollars

20.          Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. Buyer has advised Seller that it intends to transfer this Agreement and all rights and obligations under this Agreement to another entity, and Seller consents to this assignment and agrees that the assignee will be substituted for Buyer for all purposes under this Agreement at the time such assignment is made.

21.          Expenses. Except as otherwise provided herein, each party shall be solely responsible for all expenses incurred by it in connection with this transaction (including, without limitation, fees and expenses of its own counsel and consultants).

22.          Attachments. All Annexes attached hereto are hereby made a part of this Agreement and incorporated herein by this reference.

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Signatures

To evidence the binding effect of the foregoing terms and condition, the parties have caused their respective duly authorized representative to execute and deliver this Agreement on the date first above written.

Seller:

DYNAMIC RESOURCES CORPORATION

By: /s/ Robert Fedun

Robert Fedun

President

Buyer:

BIG SKY MANAGEMENT, LTD.

By: /s/ Eric Boehnke

Eric Boehnke

President

ANNEX “A”

TO

PROSPECT SALE AGREEMENT

Leasehold Interests

SCHEDULE B

Purchase of Surge BC Shares by the Purchasers from Surge

Name of Purchaser	Number of Surge BC Shares to be Purchased from Surge at Closing
Troy Mutter	All of the issued and outstanding shares of common stock
Frank Hollmann	Nil

SCHEDULE C

TABLE I

Number of Surge Transferred Shares to be transferred from the Purchasers to Boehnke at Closing:

Name of Transferor	Name of Transferee	Number of Surge Transferred Shares to be Transferred at Closing
Troy Mutter	Eric Boehnke	583,784
Frank Hollmann	Eric Boehnke	216,216

TABLE II

Number of Surge Cancelled Shares to be cancelled by the Purchasers at the Closing:

Name of Shareholder of Surge	Number of Surge Cancelled Shares to be Cancelled at Closing
Troy Mutter	3,466,216
Frank Hollmann	1,283,784